EXHIBIT 11

                             ASSIGNMENT AGREEMENT

      This ASSIGNMENT AGREEMENT (this "Agreement"), dated as of May 24, 2005, between OAK FINANCE INVESTMENTS LIMITED, a British Virgin Islands company ("Assignor") and STONEGATE BANK ("Assignee"), as administrative agent and collateral agent under the Line of Credit Agreement (as such term is hereafter defined).

      WHEREAS, pursuant to that certain Stock Purchase Agreement, dated as of January 21, 2005 (the "Stock Purchase Agreement"), Assignor has agreed to purchase 625,000 shares (the "Initially Purchased Shares") of the common stock of The A Consulting Team, Inc., a New York coropration (the "Company") on the Closing Date (as such term is defined in the Stock Purchase Agreement"); and

      WHEREAS, pursuant to Section 2.5 of the Stock Purchase Agreement, Assignor, and any Additional Shares Buyer (as such term is defined in the Share Purchase Agreement), shall have the right for 120 days from the Closing Date to purchase up to 625,000 additional shares of the common stock of the Company at the purchase price of $8.00 per share (the "Additional Shares Purchase Rights"); and

      WHEREAS, Assignor is a party to the Line of Credit Agreement, dated as of even date herewith, by and between Assignor, the lenders party thereto (collectively, the "Lender"), and Assignee, as administrative agent and collateral agent for the Lender (the "Line of Credit Agreement"), pursuant to which Lender has agreed to make available to Assignor a non-revolving line of credit facility in an aggregate principal amount not to exceed $16,750,000.00 for the purpose of financing Assignor's purchase of the Initially Purchased Shares; and

      WHEREAS, in furtherance of the lending arrangement contemplated under the Line of Credit Agreement, Assignor has agreed to assign to Assignee, for the benefit of Lender, its rights under the Additional Shares Purchase Rights effective as of the close of business on the third Business Day (as such term is defined in the Share Purchase Agreement) prior to the 120th day following the Closing Date.

      NOW, THEREFORE, in consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Assignor and Assignee hereby agree as follows:

      1. Assignee hereby assigns to Assignor (the "Assignment") all of its right, title and interest in and to the Additional Shares Purchase Rights, whether arising under Section 2.5 of the Stock Purchase Agreement or elsewhere in the Stock Purchase Agreement, but only to the extent Assignee has not exercised such Additional Shares Purchase Rights before 5:00 P.M. (New York, New York time) on the third Business Day prior to the 120th day following the Closing Date (the "Assignment Date"). Assignor and Assignee agree that the Assignment shall become, and shall be deemed to have become, effective as of 5:00 P.M. (New York, New York time) on the Assignment Date, without any further action or notice of either Assignor or Assignee.

      2. The parties agree that, for the purposes of this Agreement, the delivery by Assignor to the Company of a notice to purchase shares of common stock of the Company under Section 2.5 of the Share Purchase Agreement extant as of the Assignment Date but which noticed purchase has not closed on or before 5:00 P.M. (New York time) on the Assignment Date shall not be an exercise of Additional Shares Purchase Rights, and as of 5:00 P.M. on the Assignment Date such extant notice shall be deemed withdrawn by the Assignor and shall be null and void and of no force and effect.

      3. Assignor agrees to provide written notice to the Company on the Assignment Date that, effective as of the Assignment Date, Assignee shall be, and shall be deemed to be, the Additional Shares Buyer (as such term is defined in the Stock Purchase Agreement) with respect to any unexercised Additional Shares Purchase Rights arising under Section 2.5 of the Stock Purchase Agreement or elsewhere in the Stock Purchase Agreement.

      4. Nothing in this Agreement shall prohibit Assignor from exercising, in whole or in part, the Additional Shares Purchase Rights at any time prior to 5:00 P.M. (New York, New York time) on the Assignment Date, so long as no Event of Default (as such term is defined in the Line of Credit Agreement ) has occurred and is continuing at the time of any such attempted exercise. Assignor and the Company agree that, during any period in which an Event of Default has occurred and is continuing, Assignor shall be prohibited from exercising the Additional Shares Purchase Rights, but nothing in this paragraph 3 shall affect the Assignment or Assignee's rights thereunder.

      5. All covenants and agreements in this Agreement shall bind and inure to the benefit of the respective permitted successors and assigns of the parties hereto, provided, however, that neither Assignor nor the Company may assign its rights under this Agreement without the prior written consent of Assignee, and any such attempted assignment in violation of this Agreement shall be void and of no effect.

      6. This Agreement is, and shall be deemed to be, a contract entered into under and pursuant to the laws of the State of New York (including, without limitation, Section 5-1401 of the New York General Obligations Law), without regard to conflicts of laws considerations and shall be in all respects governed, construed, applied and enforced in accordance with the laws of said state without regard to conflicts of laws consideration; and this Agreement shall be construed without regard to any presumption or rule requiring construction against the party causing such instrument or any portion thereof to be drafted; and no defense given or allowed by the laws of any other state or country shall be interposed in any action or proceeding hereon unless such defense is also given or allowed by the laws of the State of New York. Assignor and the Company hereby irrevocably consent to the jurisdiction of the courts of the State of New York, County of New York and of any federal court located in the Southern District of New York in connection with any action or proceeding arising out of or relating to this Agreement.

      7. This Agreement shall constitute a Loan Document (as such term is defined in the Line of Credit Agreement.

            IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the day and year first set forth above.

                                         ASSIGNOR:

                                         OAK FINANCE INVESTMENTS LIMITED


                                         By: /s/ Kishore Jhunjhunwala
                                             -----------------------------------
                                             Name: Kishore Jhunjhunwala

                                         ASSIGNEE:

                                         STONEGATE BANK, as administrative
                                         agent and collateral agent


                                         By: /s/ David Seleski
                                             -----------------------------------
                                             Name: David Seleski
                                             Title: Chief Executive Officer and
                                                    President